UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or Section 13(e)(1)
of the Securities Exchange Act of 1934

Pacific Internet Limited

(Name of Subject Company (Issuer))

Connect Holdings Limited

(Names of Filing Persons (Offerors))

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number of Class of Securities)

Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable (1)	Not applicable (1)

(1)	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No: N/A	Date Filed: N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1

issuer tender offer subject to Rule 13e-4

going-private transaction subject to Rule 13e-3

amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:

TABLE OF CONTENTS

EXHIBITS INDEX

This preliminary communication on Schedule TO is filed by Connect Holdings Limited, a company organized under the laws of Bermuda (‘‘Connect’’) and relates to pre-commencement communications by Connect with respect to the ordinary shares of Pacific Internet Limited (‘‘PacNet’’). This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the ordinary shares of PacNet.

On January 12, 2007 Connect issued an announcement that, subject to the satisfaction of certain pre-conditions, it intends to commence a voluntary conditional general offer (the ‘‘Offer’’) to acquire all the issued ordinary shares in the capital of PacNet, other than the ordinary shares already held by Connect and its related corporations or nominees of Connect and its related corporations as at the date of the Offer. A copy of the announcement is attached hereto as Exhibit 1 and incorporated herein by reference.

Upon commencement of the Offer, Connect will file with the Securities and Exchange Commission (the ‘‘SEC’’) a Schedule TO and related exhibits, including an Offer to Purchase and other related documents. Shareholders of PacNet are urged to read the Schedule TO and related exhibits when these become available because they will contain important information about the Offer. The Schedule TO and related exhibits will be available without charge at the SEC website at www.sec.gov and will be delivered without charge to all holders of the ordinary shares of PacNet.

EXHIBITS INDEX